EXHIBIT 16

EXECUTION VERSION

VOTING DEED
THIS VOTING DEED, executed as a deed (this "Deed") is made on May 4, 2015
AMONG:
(1)	Mr. KAM YUEN (甘源), a Hong Kong citizen with Hong Kong passport number KJ0207229 and correspondence address at c/o Golden Meditech Holdings Limited, 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong ("Mr. Kam");
(2)	BIO GARDEN INC., a company incorporated in the British Virgin islands with its registered office at Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands ("Bio Garden"); and
(3)	KKR CHINA HEALTHCARE INVESTMENT LIMITED, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the "Seller", together with Mr. Kam and Bio Garden, each a "Party", and collectively the "Parties").
RECITALS:
(A)	Bio Garden, a company wholly owned by certain discretionary trusts ("Trusts") of which Mr. Kam was a founder and is currently its sole director, owns 370,650,000 ordinary shares, par value HK$0.20 each, of Golden Meditech Holdings Limited (the "BG Shares", and generally the ordinary shares of the Purchaser, the "Shares"), an exempted company with limited liability incorporated in the Cayman Islands and having its principal place of business in Hong Kong at 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong (the "Purchaser"), and 62,050,000 warrants of the Purchaser ("Warrants") conferring the subscription rights to subscribe for 62,050,000 Shares.
(B)	Mr. Kam holds 2,190,278 outstanding share options of the Purchaser granted under a share option scheme adopted on 30 March 2005.
(C)	Concurrently herewith, the Seller and the Purchaser entered into a purchase agreement (the "Purchase Agreement") pursuant to which the Purchaser will purchase from the Seller 7% senior convertible notes with an aggregate principal amount of US$65,000,000 issued by China Cord Blood Corporation, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (the "Transaction").
(C)	Mr. Kam undertakes to procure the voting by Bio Garden of, and Bio Garden undertakes to vote, all of the BG Shares in favor of the Transaction in accordance with the terms of this Deed.
NOW THIS DEED WITNESSES as follows:

SECTION 1
INTERPRETATION
1.1	Definitions. In this Deed, unless the context otherwise requires, the following words and expressions have the following meanings:
"Affiliate" of a Party means any other Person that directly or indirectly Controls, is Controlled by or is under direct or indirect common Control with such Party.
"Completion" has the meaning given to it in the Purchase Agreement.
"Completion Date" has the meaning given to it in the Purchase Agreement.
"Control" of a Person means (a) ownership of more than fifty percent (50%) of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through ownership or voting proxy of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.
"Governmental Authority" means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange or other self-regulatory body (including The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission of Hong Kong), whether domestic or foreign, in each case having competent jurisdiction.
"Hong Kong" means the Hong Kong Special Administrative Region of the PRC.
"Person" means any natural person, firm, company, Governmental Authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).
"PRC" means the People's Republic of China and for the purpose of this Deed shall exclude Hong Kong, Taiwan and the Special Administrative Region of Macau.
1.2	Terms Defined Elsewhere in this Deed. The following terms are defined in this Deed as follows:
"Bio Garden"	Preamble
"BG Shares"	Recitals
"Deed"	Preamble
"Mr. Kam"	Preamble
"New Shares"	Section 3.1
"Party" or "Parties"	Preamble
"Purchaser"	Recitals
"Seller"	Preamble
"Share Issuance"	Section 3.1
"Shares"	Recitals
"Transaction"	Recitals
"Transaction Proposal"	Section 3.2
"Warrants"	Recitals

SECTION 2
REPRESENTATIONS AND WARRANTIES
2.1	Mr. Kam represents and warrants to the Seller:
(a)	as of the date hereof and as of the Completion Date, he is the sole director of Bio Garden; and
(b)	as of the date hereof, he does not hold or own any Shares directly.
2.2	Bio Garden represents and warrants to the Seller as of the date hereof and as of the Completion Date that:
(a)	it is the legal and beneficial owner of the BG Shares and Warrants; and
(b)	it has the right to vote the BG Shares in accordance with the terms of this Deed.
SECTION 3
VOTING AND TRANSFER
3.1	New Shares. If, following the date of this Deed, Mr. Kam and/or Bio Garden shall receive additional Shares ("New Shares") as a result of any exercise of outstanding share options or warrants, share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares or similar event (a "Share Issuance"), Mr. Kam and/or Bio Garden, as appropriate, shall notify the Seller of any such New Shares and such New Shares shall be included as BG Shares under this Deed.
3.2	Voting. Mr. Kam hereby irrevocably and unconditionally undertakes (in the event that he holds any New Shares directly during the term of this Deed) and undertakes to procure Bio Garden, and Bio Garden hereby irrevocably and unconditionally undertakes, to the extent permitted by applicable laws, regulations, rules and Governmental Authorities:
(a)	to vote (or cause to be voted) or exercise its right to consent with respect to (or validly execute and deliver and cause such consent to be granted with respect to) all of the BG Shares to approve the Transaction and any and all agreements related to the Transaction (or any amended versions thereof) and any actions related thereto (collectively, "Transaction Proposals"), at the time of any vote at any meeting of the shareholders of the Purchaser (whether annual or special, regular or extraordinary) or any adjournment or postponement thereof, however called, or in connection with any written consent of shareholders of the Purchaser, at or regarding which any Transaction Proposal is submitted for the consideration and vote or consent of the shareholders of the Purchaser;
(b)	to vote (or cause to be voted) all of the BG Shares against, or not consent or otherwise dissent with respect to (or cause such consent not to be granted with respect to) all such BG Shares to, any (i) reorganization, recapitalization, dissolution, liquidation or winding-up of the Purchaser, (ii) proposal or corporate action that is made in opposition to or in competition with, or would otherwise frustrate the purposes of, or prevent or delay the consummation of, the Transaction, or (iii) other matter relating to, or in connection with, any of the foregoing matters in this Section 3.2(b); and
(c)	to be present, in person or by proxy, or otherwise cause the BG Shares to be counted as present, at all meetings of shareholders of the Purchaser at which any Transaction Proposal or any of the matters referred to in Section 3.2(b) is to be voted upon, such that all BG Shares are counted for purposes of establishing a quorum at such meetings, and to respond to each request by the Purchaser for written consent (if any) with respect to any Transaction Proposal or any of the matters referred to in Section 3.2(b) hereof.
3.3	Transfers. Mr. Kam undertakes (in the event that he holds any New Shares directly during the term of this Deed) and undertakes to procure Bio Garden, and Bio Garden undertakes, not to sell or otherwise transfer any BG Shares until the earlier of approval of the Transaction Proposals by the shareholders of the Purchaser and termination of the Purchase Agreement.
SECTION 4
TERMINATION
4.1	This Deed shall terminate on the earlier to occur of:
(a)	termination of the Purchase Agreement in accordance with its terms; and
(b)	the Completion;
provided, that the provisions set forth in Section 5.1 and Section 5.8 shall survive the termination of this Deed; and provided, further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Deed prior to such termination shall survive the termination of this Deed.
SECTION 5
MISCELLANEOUS
5.1	Governing Law and Dispute Resolution. This Deed shall be governed by and construed in accordance with the laws of Hong Kong. The Parties submit to the non-exclusive jurisdiction of the courts of Hong Kong in any suit or proceedings arising out of or relating to this Deed.
5.2	Amendment. This Deed may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.
5.3	Waiver. No waiver of any provision of this Deed shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.
5.4	Entire Agreement. This Deed constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.
5.5	Counterparts. This Deed may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.
5.6	Binding Effect; Transfer; Assignment. This Deed shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. No Party may assign or transfer all or any part of its rights or obligations under this Deed without the other Party’s prior written consent, except that the Seller may transfer or assign its rights and obligations under this Deed to one of its Controlled Affiliates.
5.7	Costs. Each Party shall bear its own expenses in negotiating, preparing, executing and performing this Deed.
5.8	Process Agent. Bio Garden hereby appoints Golden Meditech Holdings Limited of 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of Bio Garden for this purpose, Bio Garden shall promptly appoint a successor agent and notify the Seller in writing. Bio Garden agrees that any such legal process shall be sufficiently served on it if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to Bio Garden.
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Duly executed and delivered as a deed on the day and year first above written.
SIGNED, SEALED and	)
DELIVERED as a DEED by	)	/s/ Kam Yuen
KAM YUEN (甘源))
in the presence of:	)

/s/ Leong Kim Chuan
Witness name: Leong Kim Chuan

THE COMMON SEAL of	)
BIO GARDEN INC. was affixed hereto	)
in the presence of:	)

/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Accepted and agreed by:

SIGNED by William J. Janetschek	)
for and on behalf of	)	/s/ William J. Janetschek
KKR CHINA HEALTHCARE INVESTMENT LIMITED	)
in the presence of:	)

/s/ Anne Marie Modzelewski
Witness name: Anne Marie Modzelewski

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